Globetech Geologists Visit Gladys Lake Property


 Further to the news release of March 3, 2005, Globetech company geologist John Kowalchuk, P.Geol. and independent geologist Robert Pinsent, PhD, P. Geol. visited the Gladys Lake Property located in northwestern British Columbia 50 km north of Atlin, B.C. Dr. Pinsent has coompleted a technical report for the property to National Instrument 43-101 standards.
 The property lies 15 km north of the Adanac Molybdenum Property which is presently undergoing environment studies, permitting and pre feasibility studies by Adanac Moly Corp. (AUA-V).


 The visit confirmed the presence of molybdenite mineralization on the property and demonstrated the excellent quality of the work completed by AMAX in 1970 and 1971. One very nice surprise was the presence of a new road to a placer gold mine which provides excellent access to most of the property.

 Dr. Pinsent took several rock and soil samples as due diligence of the former work reported in assessment files. The report recommends a work program consisting of detailed soil sampling, ground geophysics and diamond drilling. A two phase budget is proposed for the work program. The budget is split into two phases. The first phase, which will include surface work to define drill hole locations will cost approximately $50,000. The second phase, comprised of core drilling will cost $125,000.

 The Gladys Lake molybdenite deposit lies about 2 to 3 kilometres south of the west end of Gladys Lake approximately 50 kilometres northeast of the town of Atlin, British Columbia. The deposit received extensive work by Amax Explorations Ltd. in 1970 and 1971 when geological and geochemical surveys, trenching and 726 metres of diamond drilling were completed.
 The drill results were not documented for assessment work. In 1978, Quest Explorations Ltd. logged and assayed some of the recovered drill core.

 The property is underlain by a sequence of sediments of the Late Paleozoic Cache Creek Group. These rocks are intruded by small bodies of Late Mesozoic alaskite. The alaskite consists of a ring-dyke complex exposed at higher elevations and a large stock-like body at depth. Roughly centered about the alaskite is a quartz vein stockwork zone lying within a larger zone of weakly to intensely altered rocks. The alaskite complex has an outer diameter ranging from 500 m (1600 feet) to 700 m (2300 feet). The hornfelsed and altered zones are both roughly centered about the alaskite outcrop. The hornfels measures approximately 3500 m (11,500 feet) and 2000 m (6,600 feet) respectively. The wallrock alteration zone lies within the hornfelsed zone and has an elliptical shape with the long axis being approximately 2500 m (8200 feet) and the short axis being 1500 m (5000 feet). The wallrock alteration zone is characterized by pervasive weak to intense degrees of bleaching and silicification with attendant development of sericite occurring along fractures and disseminated along margins of quartz veins.

 Quartz veining occurs widespread throughout the alteration zone with sedimentary rocks and alaskite. Veins commonly range from 1/8 in to 3/4 in wide and are relatively continuous and sharp walled. The quartz vein stockwork zone is roughly centered about the alaskite ring dyke complex. Sulphide minerals recognized on the property include pyrite, molybdenite, chalcopyrite and pyrrhotite. Very minor amounts of scheelite and wolframite have been observed Molybdenite occurs as medium grained flakes, books and rosettes along margins of quartz veins within the stockwork zone and in most of the stringer zones. Also fine grained molybdenite occurs along dry fractures within the stockwork zone.

 The geochemistry survey completed by AMAX in 1970 produced an anomalous target 1200 m (4000 feet) by 800 m (2700 feet). This soil geochemical anomaly outlines the trace of the main molybdenum mineralization in the quartz stockwork zone.

 The Gladys Lake property hosts a molybdenum deposit similar in tenor and size to the Adanac Deposit to the south. The property has an excellent anomalous soil footprint and mineralized surface showings of molybdenite. Limited diamond drilling suggests that the grade of the mineralization is similar to that at Adanac with grades ranging from 0.05 to 0.1% MoS2.

 Molybdenum is a metallic element which is most frequently used as an alloying addition in stainless steels. It enhances the strength, hardness, toughness and corrosion resistance of the steel. After more than 20 years of low molybdenum prices, molybdenum has finally come into its own with present prices moving from US$4.00 per pound Mo in 2003 and is currently US$29.75 per pound Mo. Much of this price rise is related to increases in markets and shortage of supply. China, which has a huge shortage of supply, has been the major cause of this meteoric rise in price.


 On Behalf of the Board

 "Casey Forward"
  President

 Forward-Looking Statement

 This news release contains discussion of items that may constitute forward-looking statements within the meaning of securities laws that involve risks and uncertainties. Although the company believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurances that its expectations will be achieved.
 Factors that could cause actual results to differ materially from expectations include the effects of general economic conditions, actions by government authorities, uncertainties associated with contract negotiations, additional financing requirements, market acceptance of the Company's products and competitive pressures. These factors and others are more fully discussed in Company filings with U.S. securities regulatory authorities.





 Date:   January 30, 2006